LINKTORY INC.

Bulevardi Deshmoret e Kombit, Twin Tower, Tirana, Albania 1001

August 26, 2021

Priscilla Dao and Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference:	Linktory Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 10, 2021
File No. 333-257813

Priscilla Dao and Matthew Crispino,

In response to your letter dated August 24, 2021, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.2 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 9, 2021.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our director will continue to exercise..., page 13

1. We note your response to prior comment 2; however, it does not clarify how your management will own a majority of your common stock post-offering if Mr. Gjoni will hold 25.9% of your total issued and outstanding shares post-offering. Mr. Gjoni is listed as your sole officer and director on page 31.

RESPONSE: We have updated this Risk Factor as follows:

IF WE SELL 25% OF THE SHARES IN THE OFFERING OUR DIRECTOR WILL CONTINUE TO EXERCISE SIGNIFICANT CONTROL OVER OUR OPERATIONS, WHICH MEANS AS A MINORITY SHAREHOLDER, YOU WOULD HAVE NO CONTROL OVER CERTAIN MATTERS REQUIRING STOCKHOLDER APPROVAL THAT COULD AFFECT YOUR ABILITY TO EVER RESELL ANY SHARES YOU PURCHASE IN THIS OFFERING.

If we sell 25% of the shares in this offering after the completion of it, our management will own a majority of our common stock. Mr. Gjoni will hold 25.9% of our total issued and outstanding shares post-offering. It will have a significant influence in determining the outcome of all corporate transactions, including the election of directors, approval of significant corporate transactions, changes in control of the company or other matters that could affect your ability to ever resell your shares. Its interests may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

1

General

2. We note your response to prior comment 6; however, please note that the consent of the independent auditors attached as Exhibit 23.1 now refers to an "Annual Report on Form S-1" that incorporates financial statements included in a "Registration Statement on Form S-1." Please revise. Please also provide an updated consent, as the current consent is dated July 9, 2021.

RESPONSE: We have revised and provided the updated consent.

3. We note your response to prior comment 7. We continue to believe, based on your minimal operations (including no revenues and limited operating expenses beyond professional expenses) and minimal assets, that you are a shell company. We note in this regard that you do not identify any concrete activities of the company beyond preparatory activities, and that it appears from your response that there has been no concrete progress in the implementation of your business plan since your original filing.

Please revise to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Refer to Exchange Act Rule 12b-2. Discuss the resale limitations of Rule 144(i) in the filing.

RESPONSE:

While the Company is a development stage company, it is not a shell company as defined in Rule 12b-2 of the Exchange Act. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business. Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”), provides that the amendments to Rule 144, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

SEC Release No. 33-8587 ("Release 33-8587"), the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal: is based on the facts and circumstances of each individualized case.

2

The Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal since inception. Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are: (i) a very specific business purpose, (ii) conscionable plan of operations, (iii) revenue generation strategy, and (iv) operating expenses. In furtherance of this business plan the Company:

•	has purchased an operational website
•	has purchased two chatbots
•	has analyzed and researched the restaurant and service market in Albania
•	has investigated the demand for our product and the ability to pay for potential customers interested in this area
•	has a defined plan of operations
•	has audited its financials with a PCAOB approved auditor
•	our Director are involved in the operations of the Company, actively looking for some partners among restaurants, cafes, karaoke and nightclubs for the full implementation and launch of our services.
•	has prepared and filed this registration statement with the SEC in order to further its business goals.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

Please direct any further comments or questions directly to:

Granit Gjoni

Email: linktory@protonmail.com

Telephone: (702)660-49-03

Sincerely,

/s/ Granit Gjoni Granit Gjoni, Director

3